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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           (Amendment No. ____)

                         Heartland Partners, L.P.
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                             (Name of Issuer)

 Class A Limited Partnership Units                 422357 10 3
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

           Lawrence S. Adelson, Esq., Heartland Partners, L.P.,
              547 West Jackson Blvd., Chicago, Illinois 60661
                               312-294-0440
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    (Name, address and telephone number of person authorized to receive notices and communications)

                             December 23, 1996
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].




Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                            (Page 1 of 7 Pages)
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 CUSIP No.       422357 10 3             13D            Page 2 of 7


     1     NAME OF REPORTING PERSON:    Edwin Jacobson

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF; OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      USA
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       130,000
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     5,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  130,000
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       5,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       135,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.3%

    14     TYPE OF REPORTING PERSON:    IN
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     ITEM 1.   SECURITY AND ISSUER

               The title of the class of equity security to which this statement on Schedule 13D relates is the Class A limited partnership units (the "Units"), of Heartland Partners, L.P. (the "Issuer"). The address of the Issuer's principal executive office is 547 West Jackson Boulevard, Chicago, Illinois 60661.


     ITEM 2.   IDENTITY AND BACKGROUND

               The name of the person filing this statement is Edwin Jacobson (referred to herein as the "Reporting Person"). The Reporting Person's business address is c/o Heartland Partners, L.P., 547 West Jackson Boulevard, Chicago, Illinois 60661.

               The Reporting Person is the President and Chief Executive Officer of the Issuer, whose principal offices are located at 547 West Jackson Boulevard, Chicago, Illinois 60661. The Issuer is engaged in real estate development, property sales and leasing operations.

               The Reporting Person also is the President and Chief Executive Officer and a member of the Board of Directors of Milwaukee Land Company ("MLC"), whose principal offices are located at 547 West Jackson Boulevard, Chicago, Illinois 60661. MLC is registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company. MLC is the general partner of the Issuer.

               In addition, the Reporting Person is the President and Chief Executive Officer and a member of the Board of Directors of Avatar Holdings Inc. ("Avatar"), whose principal offices are located at 255 Alhambra Circle, Coral Gables, Florida, 33134. Avatar is engaged in real estate and water and wastewater utilities operations.

               During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The Reporting Person is a citizen of the United States of
     America.
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     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate amount of funds used by the Reporting Person in making the purchase of 76,100 Units referred to in Item 5(c) hereof was approximately $665,875. The source of such funds was the personal funds of the Reporting Person and borrowed funds pursuant to a margin loan made in the ordinary course by Oppenheimer & Co., Inc., a registered broker/dealer, such loan being secured by a pledge of securities of the Reporting Person held in the account of such broker/dealer, subject to applicable Federal margin regulations, stock exchange rules and such broker/dealer's credit policies.


     ITEM 4.   PURPOSE OF TRANSACTION

               The Reporting Person has acquired the Units for investment purposes. The Reporting Person may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Issuer, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

               The Reporting Person is the President and Chief Executive Officer of the Issuer, and the President and Chief Executive Officer and a member of the Board of Directors of MLC, the general partner of the Issuer. Accordingly, the Reporting Person will be in a position to influence the operations and activities of the Issuer.

               Except as set forth above, the Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.


     ITEM 5.   INTEREST IN SECURITIES OF ISSUER

               (a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of January 20, 1997, the Reporting Person beneficially owned in the aggregate 135,000 Units, representing approximately 6.3% of the outstanding Units (based on the number of Units reported to be outstanding in the Issuer's Form 10-Q for the quarterly period ended September 30,


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     1996).  Such beneficial ownership includes 5,000 Units owned by the
     Reporting Person's spouse, Sara Jacobson, as to which the Reporting Person shares voting and dispositive power.

               (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this statement on Schedule 13D and
     (ii) Item 5(a) hereof are incorporated herein by reference.

               (c) On December 23, 1996, the Reporting Person purchased, through an open-market transaction executed on the American Stock Exchange, 76,100 Units at a price per Unit of $8.75.

               The Reporting Person has not had any other transaction in the Units that were effected during the past sixty days.

               (d)  Not applicable.

               (e)  Not applicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Reporting Person is a party to a contract with CMC Heartland Partners, an operating general partnership 99.99% owned by the Issuer ("CMC Heartland"), which provides that CMC Heartland will pay incentive compensation to the Reporting Person, whether or not he is employed by CMC Heartland, in an amount equal to 10% of the value of all amounts distributed to Unitholders and the holder of the Class B limited partnership interest of the Issuer (the "Class B Interest") after distributions in excess of the "Capital Amount" have been made by the Issuer to Unitholders and the holder of the Class B Interest. For this purpose, the Capital Amount initially will be generally equal to the product of (a) the average of the publicly reported per Unit closing sales price for the first 30 trading days after the distribution of the Units to Chicago Milwaukee Corporation ("CMC") common stockholders on June 30, 1990 (the "Distribution Date") and (b) the number of Units distributed on the Distribution Date. Thereafter, the Capital Amount will be adjusted downward upon any distributions to Unitholders or any repurchases by the Issuer of Units and upward upon the issuance for value of additional Units. In addition, the Capital Amount will be adjusted upward by applying to a portion of the Capital Amount a compounding interest factor equal to the average annual yield on five-year U.S. treasury notes. The interest factor will

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     be applied to that portion of the Capital Amount which is represented by the properties transferred by CMC and MLC to CMC Heartland in June 1990 which are being held for development purposes (as contrasted with properties being held for sale or lease).

               Incentive payments will be made with respect to distributions by the Issuer during its entire term of existence, and, if distributions are made subsequent to the Reporting Person's death, payments will be made to his designee or estate. Payments will be made to the Reporting Person (or his designee or estate) simultaneously with the making of distributions to Unitholders, subject to his right to defer receipt of all or a portion of such payments. In the event of a "change of control" of the Issuer (as defined in the contract), CMC Heartland's obligation to pay incentive compensation terminates, in which event the Reporting Person is entitled to receive a lump sum payment of $1,250,000.

               The Reporting Person is not party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.


     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               None.


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     SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  January 20, 1997



                                   /s/ Edwin Jacobson
                                   ------------------------------
                                   Edwin Jacobson




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